

770 Cochituate Road
Framingham, Massachusetts 01701

April 26, 2002

Dear Stockholder:

We cordially invite you to attend our 2002 Annual Meeting on Tuesday, June 4, 2002, at 11:00 a.m., to be held in The Ben Cammarata Auditorium, located at our offices, 770 Cochituate Road, Framingham, Massachusetts. Please enter our offices through the Northeast Entrance.

The proxy statement accompanying this letter describes the business we will consider at the meeting. Your vote is important regardless of the number of shares you own. Please read the proxy statement and complete, sign and return your proxy promptly in the enclosed envelope.

We hope that you will be able to join us on June 4th.

Sincerely,

BERNARD CAMMARATA
Chairman of the Board

EDMOND J. ENGLISH
President and Chief Executive Officer

Printed on Recycled Paper

The TJX Companies, Inc.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

JUNE 4, 2002

The Annual Meeting of Stockholders of The TJX Companies, Inc. will be held at our offices, 770 Cochituate Road, Framingham, Massachusetts, on Tuesday, June 4, 2002, at 11:00 a.m. to vote on:

- Election of directors.

- Approval of material terms of executive officer performance goals.

- Three shareholder proposals if presented at the meeting.

- Any other business properly brought before the meeting.

Stockholders of record at the close of business on April 15, 2002 are entitled to notice of and to vote at the Annual Meeting and any adjournments.

By Order of the Board of Directors

JAY H. MELTZER
Secretary

Framingham, Massachusetts
April 26, 2002

PLEASE SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE.

The TJX Companies, Inc.

ANNUAL MEETING OF STOCKHOLDERS
June 4, 2002
PROXY STATEMENT

The Board of Directors of The TJX Companies, Inc., or TJX, is soliciting your proxy for the 2002 Annual Meeting. A majority of the shares outstanding and entitled to vote at the meeting is required for a quorum for the meeting.

- The four nominees receiving a plurality of votes properly cast at the meeting will be elected directors.

- All other matters require the approval of the majority of votes properly cast.

If you sign and return your proxy, the shares represented by your proxy will be voted in accordance with your directions. If you do not indicate specific choices, your proxy will be voted for the election of the four director nominees, for Proposal 2 and against the Shareholder Proposals. If your shares are held in the name of a broker or nominee and you do not instruct the broker or nominee how to vote with respect to the Shareholder Proposals or if you abstain or withhold authority to vote on any matter, your shares will not be counted as having been voted on that matter but will be counted as in attendance at the meeting for purposes of a quorum.

You may revoke your proxy at any time before it is voted. You can revoke your proxy by:

- returning another signed proxy to TJX bearing a later date;

- delivering a written revocation to the Secretary of TJX; or

- attending the meeting, notifying the Secretary at the meeting that you are revoking your proxy and voting the shares represented by the proxy in person.

You are entitled to receive notice of and to vote at the meeting if you are a stockholder of record at the close of business on April 15, 2002. Each share of common stock outstanding on the record date is entitled to one vote. There were 269,667,259 shares of common stock outstanding and entitled to vote at the record date.

This proxy statement, the enclosed proxy and the annual report for our fiscal year ended January 26, 2002 are being first mailed to stockholders on or about the date of the notice of meeting. Our address is 770 Cochituate Road, Framingham, Massachusetts 01701.

ELECTION OF DIRECTORS

The Board of Directors has voted to fix the number of directors at eleven. The Board of Directors is classified into three classes, as nearly equal in number as possible, with the term of office of one class expiring each year. The enclosed proxy will be voted to elect the nominees named below, unless otherwise instructed, as Class II directors for a term of three years expiring at the 2005 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified. If any nominee should become unavailable, such proxy will be voted either for a substitute nominee designated by the Board of Directors or a lesser number of directors designated by the Board of Directors, unless otherwise instructed. We do not anticipate that any of the nominees will become unavailable. All Directors were elected by stockholders other than Mr. Brandon and Ms. Deegan who were elected by the Board. The nominees as Class II directors, and the incumbent Class I and Class III directors, are as follows:

Nominees as Class II Directors — Terms Expire 2005

Gail Deegan, 55.
Director since 2001.
Member of the Audit and Finance Committees.

Ms. Deegan has been an Executive in Residence at Babson College and Simmons School of Management since January 2002. She previously served as an Executive Vice President and the Chief Financial Officer of Houghton Mifflin Co., a publishing company, from 1996 to September 2001. She was previously employed by NYNEX (New England), a telecommunications provider, as Vice President, Chief Financial Officer and as Senior Vice President, Regulatory and Government Affairs.

Dennis F. Hightower, 60.
Director since 1996.
Member of the Audit and Executive Compensation Committees.

Mr. Hightower served as Chief Executive Officer of Europe Online Networks, S.A., a broadband interactive entertainment provider, from June 2000 to February 2001. He was Professor of Management at the Harvard Business School from July 1997 to June 2000 and a Senior Lecturer from July 1996 to July 1997. He was previously employed by The Walt Disney Company, serving as President of Walt Disney Television & Telecommunications, President-Disney Consumer Products (Europe, Middle East and Africa), and related executive positions in Europe. He is a director of BriteSmile, Inc., The Gillette Company, Northwest Airlines, Inc., PanAmSat Corporation and Phillips-Van Heusen Corporation.

John F. O'Brien, 59.
Director since 1996.
Lead Director, member of the Executive Committee and ex-officio member of all other Board Committees.

Mr. O'Brien has been Chief Executive Officer, President and a director of Allmerica Financial Corporation (holding company) since 1995; Chief Executive Officer, President and a director of First Allmerica Financial Life Insurance Company (insurance company) since 1989; Chairman of the Board and director of Allmerica Financial Life Insurance and Annuity Company (insurance company) since 1989; Chairman of the Board and Trustee of Allmerica Investment Trust (investment company) since 1989; and Chairman of the Board and Trustee of Allmerica Securities Trust (investment company) since 1989. Mr. O'Brien is also a director of ABIOMED, Inc. and Cabot Corporation.

Willow B. Shire, 54.
Director since 1995.
Chairperson of the Committee on Directors and Corporate Governance and member of the Executive Compensation Committee.

Ms. Shire has been an executive consultant with Orchard Consulting Group since 1994. She was previously employed by Digital Equipment Corporation, holding various positions including Vice President and Officer, Health Industries Business Unit.

Class III Directors — Terms Expire 2003

David Brandon, 49.
Director since 2001.
Member of the Audit and Finance Committees.

Mr. Brandon has been the Chairman of the Board and Chief Executive Officer of Domino's, Inc. and its operating subsidiary, Domino's Pizza LLC, a pizza delivery and carry-out restaurant chain, since 1999. From 1979 to 1998, Mr. Brandon was employed by Valassis Communications, Inc., a sales promotion company, serving as its President and Chief Executive Officer from 1989 to 1998 and Chairman of the Board from 1997 to 1998. Mr. Brandon is also a director of Entertainment Publications, Inc.

Bernard Cammarata, 62.
Director since 1989.
Chairman of the Board and Chairman of the Executive Committee.

Mr. Cammarata has been Chairman of the Board of TJX since 1999 and was Chief Executive Officer from 1989 to April 2000. Mr. Cammarata led TJX and its former TJX subsidiary and T.J. Maxx Division since the business was organized in 1976 to 2000 including serving as President of TJX, Chairman and President of TJX's T.J. Maxx Division and of The Marmaxx Group and President and Chief Executive Officer of our former TJX subsidiary.

Robert F. Shapiro, 67.
Director since 1974.
Chairman of the Executive Compensation Committee and member of the Executive Committee and the Committee on Directors and Corporate Governance.

Mr. Shapiro has been a Partner of Klingenstein Fields & Co., L.L.C., an investment advisory business, since June 1997 and has been President of RFS & Associates, Inc., an investment and consulting firm, since 1988. He was formerly Co-Chairman of Wertheim Schroder & Co. Incorporated, investment bankers, and President of Wertheim & Co., Inc. Mr. Shapiro is also a director of The Burnham Fund, Inc. and Genaera Corporation. He is a past Chairman of the Securities Industry Association.

Fletcher H. Wiley, 59.
Director since 1990.
Chairman of the Audit Committee and member of the Committee on Directors and Corporate Governance.

Mr. Wiley has been a principal in, and the Executive Vice President and General Counsel of, PRWT Services, Inc., a technology-oriented products and services firm, since 1996 and is of counsel with the law firm, Schnader Harrison Goldstein & Manello, the successor to the firm where he was previously a senior partner. Mr. Wiley was also a partner at the law firm Fitch, Wiley, Richlin & Tourse, P.C. and its predecessor firm. Mr. Wiley is also a director of Boston Acoustics Inc. and Moyco Technologies Inc.

Class I Directors — Terms Expire 2004

Gary L. Crittenden, 48.
Director since 2000.
Chairman of the Finance Committee.

Mr. Crittenden has been Executive Vice President and Chief Financial Officer of American Express Company, a financial services company, since June 2000. He was Senior Vice President and Chief Financial Officer of Monsanto Company, a life sciences company, from 1998 to April 2000. He had been employed by Sears Roebuck & Co., a retail chain, as Executive Vice President and Chief Financial Officer, 1998; President, Hardware Stores Division, 1996-1998; and Executive Vice President, Strategy and Business Development, 1996. Prior to that time, he was Executive Vice President and Chief Financial Officer of Melville Corp. Mr. Crittenden is also a director of Ryerson Tull, Inc. and Wilsons The Leather Experts Inc.

Edmond J. English, 49.
Director since 1999.
Member of the Executive and Finance Committees.

Mr. English has been Chief Executive Officer of TJX since April 2000 and has been TJX's President since 1999. Mr. English has been employed by TJX since 1983. He was Chairman of The Marmaxx Group from 2000 to 2001, Chief Operating Officer of TJX from 1999 to 2000, Senior Vice President and Group Executive from 1998 to 1999, Executive Vice President, Merchandising, Planning and Allocation of The Marmaxx Group from 1997 to 1998, Senior Vice President, Merchandising from 1995 to 1997, and held various merchandising positions with TJX from 1983 to 1995.

Richard G. Lesser, 67.
Director since 1995.

Mr. Lesser has been Senior Corporate Advisor to the Company since December 2001. He has been employed by TJX since 1981. Mr. Lesser served as Chairman of The Marmaxx Group for 2001, Executive Vice President of TJX from 1991 to 2001, President of The Marmaxx Group from 1995 to 2001 and Chief Operating Officer of TJX from 1994 to 1999. Previously he held various executive and merchandising positions with TJX. Mr. Lesser is also a director of Reebok International Ltd., A.C. Moore Arts & Crafts, Inc. and Dollar Tree Stores, Inc.

The Board and its Committees

The Audit Committee assists the Board in performing the following functions:

- reviews with management, the internal audit group and the independent auditors TJX's quarterly and annual financial statements including the accounting principles and procedures applied in their preparation and any changes in accounting policies;

- reviews TJX's system of internal control and accounting practices;

- oversees the internal and external audit process, including the scope and implementation of the annual audit;

- reviews matters relating to compliance with our policies, laws and regulations;

- recommends to the Board the appointment of the independent auditors;

- evaluates the performance and independence of the independent auditors; and

- reviews other matters as the Board deems appropriate.

The Audit Committee held six meetings during fiscal 2002. The charter of the Audit Committee was approved by the Board of Directors in June 2001.

The Executive Compensation Committee, or the ECC, performs the following functions:

- reviews salary policies and compensation of officers and other members of management;
- approves compensation plans and compensation of some of our officers and members of senior management; and
- administers a number of our incentive plans, including our stock-based plans.

The ECC held four meetings during fiscal 2002.

The Committee on Directors and Corporate Governance, or the Governance Committee, reviews with the Board our practices and policies with respect to directors, including retirement policies and compensation for non-employee directors, the size of the Board, the ratio of employee directors to non-employee directors, the meeting frequency of the Board and the structure of Board meetings. The Governance Committee also performs the following functions:

- reviews the functions, duties and composition of Board committees and compensation for committee members;
- reviews policies with respect to significant issues of corporate public responsibility;
- recommends to the Board processes for evaluating the performance of the Board, the Chairman of the Board and the Chief Executive Officer;
- oversees the maintenance and presentation to the Board of management's plans for succession to senior management positions; and
- recommends qualified candidates to the Board for election as directors.

The Governance Committee will consider nominees for directors who are recommended by stockholders if the recommendation is in writing and is filed with our Secretary on a timely basis in accordance with our by-laws. The Governance Committee held three meetings during fiscal 2002.

The Executive Committee has the authority to act for the Board of Directors on most matters during the intervals between meetings of the Board. The Executive Committee did not meet during fiscal 2002.

The Finance Committee reviews and makes recommendations to the Board regarding financial matters, including:

- our financial condition, financing plans, borrowing and investment policies, financial strategies, capital investment criteria, dividend policy and capital structure;
- tax liabilities and payments;
- the sale and pricing of our securities;
- our pension and benefit plans;
- our insurance program; and
- our foreign exchange policies.

The Finance Committee held three meetings during fiscal 2002.

The Board of Directors held seven meetings during fiscal 2002. Each director attended at least 75% of all meetings of the Board and committees of which he or she is a member.

Audit Committee Report

We operate in accordance with a written charter adopted by the Board of Directors. We assist the Board in fulfilling its responsibility for oversight of the quality and integrity of TJX's accounting, auditing and financial reporting practices. Our committee is composed solely of members who are independent, as defined by the New York Stock Exchange, and who have no relationship to TJX that may interfere with the exercise of our independence from TJX and its management. Further, all of our members possess financial literacy, and some of our members possess accounting or related financial management expertise.

5

The committee met six times during fiscal 2002. In addition, our chairman, acting as our representative, met with TJX's chief financial officer, corporate controller and independent auditors prior to the public release of each of TJX's quarterly earnings announcements in order to discuss the interim financial information contained in the announcement.

We took numerous actions in order to discharge our oversight responsibility with respect to the audit process. We obtained from the independent auditors a formal written statement describing all relationships between the auditors and TJX that might bear on the auditors' independence, consistent with Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees." We also discussed with the auditors any relationships that may affect their objectivity and independence, and concluded that their provision of non-audit services was compatible with their independence. We also discussed with management, the internal auditors, and the independent auditors TJX's internal controls and the internal audit function's organization, responsibilities, budget and staffing. We reviewed with both the independent and internal auditors their audit plans, audit scope and identification of audit risks.

We discussed and reviewed with the independent auditors communications required by generally accepted auditing standards, as described in Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees," and, with and without management present, discussed and reviewed the results of the independent auditors' examination of the financial statements. We also discussed the results of the internal audit examinations.

We received the following information concerning the fees of the independent auditors for the fiscal year ended January 26, 2002:

- Audit Fees. PricewaterhouseCoopers fees for our fiscal 2002 annual audit (including review of Form 10-Qs) were $1,031,000.

- All Other Fees. PricewaterhouseCoopers fees for all other non-audit services rendered to TJX during fiscal 2002 were $3,207,000. Non-audit services included fees for international tax consulting and compliance, consulting support related to merchandise transportation logistics and fees related to accounting research and contract programming.

We do not use the independent auditors to provide any services relating to bookkeeping, financial information systems design and implementation, appraisal or valuation services, fairness opinions, actuarial services, any management function, legal or investment advice or human resource consulting. In addition, we evaluate whether TJX's use of the independent auditors for non-audit services is compatible with maintaining the independence of the independent auditors.

We reviewed the audited financial statements of TJX as of and for the fiscal year ended January 26, 2002 with management and the independent auditors. Management has the responsibility for the preparation of TJX's financial statements, and the independent auditors have the responsibility for the examination of those statements.

Based on these reviews and discussions with management and the independent auditors, we recommended to the Board that TJX's audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended January 26, 2002 for filing with the Securities and Exchange Commission. We also recommended the reappointment of the independent auditors; and the Board approved this recommendation.

Audit Committee
Fletcher H. Wiley, Chairman
David Brandon
Gail Deegan
Dennis F. Hightower
John F. O'Brien, *ex-officio*

Compensation of Directors

Non-employee directors receive an annual retainer of $30,000 and fees of $1,250 for attendance at Board meetings and $1,000 for attendance at committee meetings (other than the Executive Committee). Committee chairs also receive an annual fee of $5,000. Effective June 2001, Mr. O'Brien became Lead Director of the Board and is paid an annual retainer of $100,000 (for fiscal 2002 he was paid a retainer of $77,143). Mr. O'Brien, who sits on all Committees, does not receive a fee for Committee meeting attendance. Directors may participate in our General Deferred Compensation Plan.

Under our deferred stock plan for non-employee directors, we credit the account of each director who is not a current or former employee of TJX with deferred shares representing $10,000 of common stock each year. We will distribute common stock for the deferred shares when the director leaves the Board.

Under the Stock Incentive Plan, non-employee directors receive annual stock option grants as determined by the Board of Directors (6,000 shares each in fiscal 2002) at fair market value on the date of grant. Each option expires after ten years and becomes fully exercisable after one year. If a director dies or otherwise ceases to be a director prior to the date the option becomes exercisable, the option will immediately expire. Vested options remain exercisable for varying periods of up to five years following termination of service as a director. In some circumstances, options continue to vest during the exercise period following retirement. Unvested options will become immediately exercisable immediately prior to, and will terminate upon the consummation of, various corporate transactions.

Beneficial Ownership

The following table shows as of March 30, 2002 the number of shares of TJX common stock beneficially owned by each director, nominee and executive officer named in the Summary Compensation Table and by all directors, nominees and executive officers as a group.

Name	Number of Shares(1)	Percentage of Outstanding Common Stock
Arnold S. Barron	41,673(2)	—
David Brandon	1,000	—
Bernard Cammarata	1,366,650(3)	0.5%
Donald G. Campbell	231,617(2)(4)	0.1%
Gary L. Crittenden	4,500	—
Gail Deegan	2,000	—
Edmond J. English	262,017(2)	0.1%
Dennis F. Hightower	2,800	—
Richard G. Lesser	243,340	0.1%
Peter Maich	182,680	0.1%
Carol Meyrowitz	63,952(2)	—
John F. O'Brien	26,000	—
Robert F. Shapiro	68,500(5)	—
Willow B. Shire	22,000	—
Fletcher H. Wiley	17,600	—
All Directors, Nominees and Executive Officers as a group (16 persons)	2,564,830	1.0%

(1) All directors and officers have sole voting and investment power except as indicated below. Includes shares of common stock which each of the following persons had the right to acquire on March 30, 2002 or within sixty (60) days thereafter through the exercise of options: Mr. Barron (33,340), Mr. Cammarata (875,000), Mr. Campbell (79,001), Mr. Crittenden (4,000), Mr. English (146,681),

Mr. Lesser (243,340), Mr. Maich (182,680), Ms. Meyrowitz (33,340), Mr. O'Brien (18,000), Mr. Shapiro (12,000), Ms. Shire (20,000), Mr. Wiley (14,000) and all directors, nominees and executive officers as a group (1,689,883). Excludes vested deferred shares payable in shares upon leaving the Board: Mr. Crittenden (794), Ms. Deegan (298), Mr. Hightower (2,595), Mr. O'Brien (2,495), Mr. Shapiro (6,030), Ms. Shire (2,834), and Mr. Wiley (5,780).

(2) Includes shares that are subject to forfeiture restrictions: Mr. Barron (8,333), Mr. Campbell (66,667), Mr. English (66,666) and Ms. Meyrowitz (30,612).

(3) Includes 122,846 shares owned by a charitable foundation of which Mr. Cammarata is sole trustee and excludes 804 shares owned by Mr. Cammarata's wife as to which Mr. Cammarata disclaims beneficial ownership.

(4) Includes 5,898 shares owned by a charitable foundation of which Mr. Campbell is a trustee.

(5) Includes 6,000 shares of common stock owned by a charitable foundation of which Mr. Shapiro is a Vice President and Chairman of the Board.

As of March 30, 2002, based on information filed with the Securities and Exchange Commission, the persons known to us to beneficially own five percent or more of our outstanding voting stock are as follows:

Name and Address of Beneficial Owner	Number of Shares	Percentage of Class Outstanding
Putnam Investments, LLC One Post Office Square Boston, MA 02109	24,719,287(1)	9.2%
Ruane, Cuniff & Co., Inc. 767 Fifth Avenue New York, NY 10153-4798	21,025,508(2)	7.8%

(1) Based on a filing by Putnam Investments, LLC. on behalf of itself and Marsh & McLennan Companies, Inc., Putnam Investment Management, LLC and The Putnam Advisory Company, LLC. Reflects sole voting power with respect to none of the shares, shared voting power with respect to 2,524,911 shares, and shared dispositive power with respect to all the shares.

(2) Reflects sole voting power with respect to 12,896,260 shares, no shared voting power, sole dispositive power with respect to all shares.

PROPOSAL 2

APPROVAL OF THE MATERIAL TERMS OF EXECUTIVE OFFICER PERFORMANCE GOALS

United States tax laws do not allow a publicly-held company to obtain tax deductions for compensation of more than $1 million paid in any year to its chief executive officer or other four most highly paid named executive officers unless the payments are "performance-based" for purposes of the tax law. To qualify, shareholders must approve the material terms of performance goals for such compensation every five years.

Our shareholders approved the material terms of the performance goals for executive officers under the Stock Incentive Plan, Management Incentive Plan and Long Range Performance Incentive Plan at our Annual Meeting in 1997. The maximum amounts payable to any executive officer for performance-based awards are

- no more than 4,000,000 shares (other than stock options and stock appreciation rights, as to which separate limitations and rules apply) may be awarded as performance-based awards under the Stock Incentive Plan to any participant during any consecutive three-year period commencing after June 3, 1997; and

- no more than $2,000,000 maximum amount will be payable to any participant under any award under the Management Incentive Plan or the Long Range Performance Incentive Plan.

Under each Plan, the Executive Compensation Committee, which is comprised solely of outside directors, makes performance-based awards within these maximums to employees (including executive officers) selected by the ECC. The ECC must base performance goals for awards under each of the Plans on any one or more of the following performance criteria (determined on a consolidated, divisional, line of business, geographical or area of executive's responsibilities basis):

- sales, revenues, assets, or expenses;

- earnings, income or margins, before or after deduction for all or any portion of interest, taxes, depreciation, or amortization, whether or not on a continuing operations and aggregate or per share basis;

- return on investment, capital assets, sales or revenues; or

- stock price.

Performance-based awards under the Stock Incentive Plan, Management Incentive Plan and Long Range Performance Incentive Plan are an important part of our compensation system. We rely on them to attract and retain our management. In order to preserve our ability to make these tax deductible awards under these Plans to some of our executives, we need your approval of the material terms of the performance goals which are described above.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THE MATERIAL TERMS OF THE PERFORMANCE GOALS FOR EXECUTIVE OFFICERS (PROPOSAL 2).

EXECUTIVE COMPENSATION

Executive Compensation Committee Report

The Executive Compensation Committee of the Board of Directors administers our executive compensation program. Each member of the ECC is a non-employee director. The ECC is responsible for establishing salaries and administering the incentive programs for our Chief Executive Officer, other executive officers, key associates and managers.

Compensation Philosophy

We have designed our compensation program based on the philosophy that all of our associates are important to our success, with our executive officers and senior executives setting the direction of our business and having overall responsibility for our results. Like other retailers, we operate in a highly competitive and difficult economic environment. Accordingly, we have structured our compensation to accomplish several goals:

- attract and retain very talented individuals,

- reward creativity in maximizing business opportunities, and

- enhance shareholder value by achieving our short-term and long-term business objectives.

The ECC implements this compensation philosophy for our executives by providing:

- base salaries that are competitive with salaries paid by other retailers,

- short-term incentive programs tied to defined financial measures that our executives can influence, and

- longer-term incentives to encourage strategic planning and execution.

The ECC uses the services of outside compensation consultants to ensure that TJX's total compensation program is competitive with those offered by other retailers. The ECC sets base salary and annual bonus targets at approximately the median level of salary and bonus of a group of peer companies, which include some of the companies included in the Dow Jones Apparel Retailers Index, as well as some companies in other industries. In addition, the outside compensation consultants review the total compensation offered by these peer companies and use this information to assist the ECC with establishing a competitive long-term compensation strategy tied to our income goal performance.

Base Salary

The ECC considers the peer data discussed above as well as individual performance when approving base salaries for executive officers. The ECC evaluates individual performance based on the achievement of corporate or divisional operating goals and subjective criteria, as well as the Chief Executive Officer's evaluation of the other executive officers. No specific weight is assigned to any particular factor. Mr. English, Ms. Meyrowitz, Mr. Campbell and Mr. Barron each have multi-year employment agreements negotiated on an arm's-length basis with the ECC that provide a minimum annual base salary. In setting Mr. English's base salary for fiscal 2002, the Board considered the contributions of Mr. English to our company in fiscal 2001, compensation paid to chief executive officers of peer companies and the advice of our outside compensation consultants.

Short-Term Incentives

Our Management Incentive Plan is designed to encourage key associates and managers, including executive officers, to achieve annual performance goals tied to pre-tax income by paying bonuses based on achievement of these goals. The ECC approves these annual goals early in each fiscal year. The ECC also approves bonus targets for participants in the plan, including executives, based on their responsibilities. The ECC set Mr. English's bonus target at 65% of his salary for fiscal 2002. If our performance exceeds the annual goals, participants can earn up to two times their bonus target based on performance above goals. If performance does not meet the annual goals, the participants will either not receive any bonuses or will receive reduced bonuses, based on the percentage of the annual goals achieved. In accordance with the plan, Mr. English's fiscal 2002 bonus payment was 48% of salary.

Long-Term Incentives

The long-term compensation program for senior management includes performance awards granted under the Long Range Performance Incentive Plan and stock options granted under the Stock Incentive Plan.

The Long Range Performance Incentive Plan is designed to:

• reward executives for achieving long-term financial performance goals over a three-year period,

• provide retention incentives for executives, and

• tie a significant portion of an executive's total compensation to our long-term performance.

Under the plan, performance awards are paid to participants, including executive officers, if company-wide or divisional three-year, pre-tax income targets set by the ECC are met. If the targets are not met, TJX either does not pay any performance award or pays a reduced performance award, based on the percentage of the performance targets realized. The maximum performance awards are up to 150% of the target performance awards for performance exceeding target goals. Based on performance for the fiscal 2000-2002 period, Mr. English earned a performance award equal to 91% of his target award.

Stock options for our executive officers and key associates are part of our long-term incentive program and link the enhancement of shareholder value directly to their total compensation. The ECC determines the number of stock options granted based upon several factors:

- level of responsibility,

- expected contribution towards our performance, and

- total compensation strategy for mix of base salary, short-term incentives and long-term incentives.

We granted all stock options in fiscal 2002 under the Stock Incentive Plan. The exercise price of each stock option was equal to the fair market value of our common stock on the date the option was granted. Stock options provide value to the executive officers and key associates only when and to the extent that the fair market value of our common stock appreciates. During fiscal 2002, we granted options to purchase 180,000 shares of common stock to Mr. English. The Board considered the factors described above in granting these options to Mr. English.

Section 162(m) of the Internal Revenue Code of 1986

TJX is seeking shareholder approval in Proposal 2 of the material terms of the Stock Incentive Plan, Management Incentive Plan and Long Range Performance Incentive Plan to permit performance-based executive officer compensation under such plans to continue to qualify under Section 162(m) of the Internal Revenue Code for exemption from the $1 million deduction limit. We take into account the provisions of Section 162(m) in establishing compensation but, to attract and retain executives, we may approve compensation that does not qualify for the exemption.

Executive Compensation Committee

Robert F. Shapiro, Chairman
Dennis F. Hightower
John F. O'Brien, *ex-officio*
Willow B. Shire

Summary Compensation Table

The following table provides information concerning compensation for our Chief Executive Officer and four other most highly-paid executive officers.

Name and Principal Position	Fiscal Year	Annual Compensation		Other Annual Compensation (2)	Long-Term Compensation			All Other Compensation (4)
					Awards Granted		Payouts	
		Salary	Bonus(1)		Restricted Stock Awards ($)(3)	Securities Underlying Options	Long-Term Incentive Plan Payouts	
Edmond J. English	2002	$934,615	$446,270	$9,620	$3,623,750	180,000	$205,178	$5,066
President and Chief	2001	$768,269	$370,337	$5,990	—	240,000	$204,080	$5,066
Executive Officer	2000	$540,385	$340,099	$5,529	$ 487,510	100,000	$ 60,000	$5,316
Arnold S. Barron	2002	$533,654	$217,211	$8,294	—	70,000	$197,680	$5,066
Executive Vice President,	2001	$500,000	$170,663	$8,025	—	84,000	$204,080	$5,066
Chief Operating Officer of	2000	$400,481	$207,017	$5,059	$ 731,250	50,000	$156,750	$5,316
The Marmaxx Group								
Donald G. Campbell	2002	$684,212	$251,311	$6,078	$3,126,000	150,000	$287,249	$5,066
Executive Vice President-	2001	$651,539	$261,723	$5,765	—	132,000	$382,650	$5,066
Finance and Chief	2000	$618,558	$359,713	$5,617	—	90,000	$399,000	$5,316
Financial Officer								
Peter A. Maich	2002	$638,558	$211,088	$6,000	—	81,000	$243,499	$5,066
Executive Vice President,	2001	$615,000	$222,341	$6,500	—	108,000	$333,840	$5,066
Group Executive								
Carol Meyrowitz	2002	$700,000	$348,233	$6,413	—	150,000	$216,900	$5,066
Executive Vice President,	2001	$525,000	$179,196	$7,647	—	84,000	$208,650	$5,066
President of								
The Marmaxx Group								

(1) Bonus consists of amounts paid pursuant to the Management Incentive Plan.

(2) Other Annual Compensation consists of tax reimbursements associated with car allowances.

(3) This column indicates the market value on the date of grant. In fiscal 2002, Mr. English and Mr. Campbell each received restricted stock grants. Upon the ECC's certification that predetermined performance goals had been achieved in fiscal 2001, Mr. English received a grant of 125,000 shares of time-based restricted stock, 58,334 of which vested during fiscal 2002 with the balance scheduled to vest in September 2002 and 2003. Mr. Campbell received a 30,000 share grant of time-based restricted stock, of which 10,000 shares vested in February 2002 with the balance vesting in February 2003 and 2004, and a 70,000 share grant of performance-based restricted stock that will vest upon achievement of specified performance goals in one-third installments in April 2002, 2003 and 2004. The aggregate holdings and market value of restricted stock on January 26, 2002, by the individuals listed in this table, are: Mr. English (66,666 shares/$2,666,640), Mr. Barron (8,333 shares/$333,320), Mr. Campbell (100,000 shares/$4,000,000), and Ms. Meyrowitz (30,612 shares/$1,224,480). Restricted stock generally vests over three years after the date of grant based on the passage of time or the achievement of performance goals. Restricted shares also vest on death, disability, change of control and some retirement situations. Regular dividends are paid on restricted stock.

(4) All Other Compensation includes company contributions to TJX's General Savings/Profit Sharing Plan of $2,550 for calendar years 2001 and 2000 and $2,800 for calendar year 1999 for each of the named executive officers and company-paid amounts for life insurance in the amount of $2,516 for calendar years 2001, 2000 and 1999 for each of the named executive officers.

Option Grants in Fiscal 2002

The following table reports stock option grants awarded between January 28, 2001 and January 26, 2002 to the named executive officers:

	Individual Grants							
Name	Number of Securities Underlying Options Granted(1)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price (Per Share)(1)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)			
					0%	5%		10%
Edmond J. English	180,000	3.4%	$34.95	9/05/11	$0	$ 3,956,382	$	10,026,234
Arnold S. Barron	70,000	1.3%	$34.95	9/05/11	$0	$ 1,538,593	$	3,899,091
Donald G. Campbell	150,000	2.8%	$34.95	9/05/11	$0	$ 3,296,985	$	8,355,195
Peter A. Maich	81,000	1.5%	$34.95	9/05/11	$0	$ 1,780,372	$	4,511,805
Carol Meyrowitz	150,000	2.8%	$34.95	9/05/11	$0	$ 3,296,985	$	8,355,195
All Optionees(3)	5,371,600	100%	$34.95	9/05/11	$0	$ 118,067,231	$	299,205,103
All Shareholders(4)	271,537,653				$0	$5,968,370,459		$15,125,000,271
Optionee Gains as % of All Shareholders Gain						2.0%		2.0%

(1) All options were granted with an exercise price equal to the closing price on the New York Stock Exchange on the day of grant. Options vest in equal annual installments over three years, beginning on the first anniversary of the grant date. All options vest upon a change of control.

(2) The dollar amounts under these columns are the result of calculations at 0%, and at the 5% and 10% rates required by the SEC, and therefore are not intended to forecast possible future appreciation of TJX's stock price at the end of ten years.

(3) The All Optionees example assumes the average price per share of all options granted during fiscal 2002 ($34.95) for a ten-year term based on assumed annual stock price appreciation of 0%, 5% and 10%, respectively.

(4) No gain to the optionees is possible without an increase in stock price, which will benefit all shareholders commensurately. The All Shareholders example assumes the same price and ten-year term used in the All Optionees example and is based on the number of shares outstanding on January 26, 2002 of 271,537,653 but does not reflect dividends which may be received during the period.

Aggregated Option Exercises in Fiscal 2002 and Fiscal 2002 Year-End Option Values

The following table provides information on option exercises in fiscal 2002 by the named executive officers and the value of such officers' unexercised options as of January 26, 2002:

Name	Shares Acquired on Exercise (# of Shares)	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-The-Money Options At Fiscal Year-End(1)	
			Exercisable (# of Shares)	Unexercisable (# of Shares)	Exercisable	Unexercisable
Edmond J. English	79,960	$1,600,542	146,681	373,319	$2,256,829	$4,347,171
Arnold S. Barron	41,321	$ 588,278	33,340	142,659	$ 358,405	$1,610,576
Donald G. Campbell	200,000	$3,594,280	79,001	267,999	$1,010,769	$2,773,981
Peter A. Maich	40,000	$ 923,068	182,680	176,320	$3,311,058	$2,045,740
Carol Meyrowitz	28,001	$ 399,014	33,340	222,659	$ 358,405	$2,014,576

(1) The value of unexercised in-the-money options was calculated based on $40.00, the closing price of TJX's common stock as of January 26, 2002, the last day of the fiscal year, less the exercise price of the options.

Long Range Performance Incentive Plan Awards in Fiscal 2002

We have a Long Range Performance Incentive Plan. Each year the ECC sets target awards and cumulative performance goals for the next three consecutive fiscal years under this plan. Cash awards are paid based on the level of achievement of the performance goals for the period. The following table describes the awards granted to the named executive officers under this plan during fiscal 2002. The performance goals for these awards are tied to cumulative pre-tax income for the period.

| | | Estimated Future Payouts Under Non-Stock Price-Based Plan | | |
| | Performance Period Until Payout | Threshold ($) | Target ($) | Maximum ($) |
Name				
Edmond J. English	2002-2004	$0	$600,000	$900,000
Arnold S. Barron	2002-2004	$0	$250,000	$375,000
Donald G. Campbell	2002-2004	$0	$350,000	$525,000
Peter A. Maich	2002-2004	$0	$295,000	$442,500
Carol Meyrowitz	2002-2004	$0	$350,000	$525,000

Retirement Plans

We have a tax-qualified defined benefit plan, or "Retirement Plan," for all eligible employees and a Supplemental Executive Retirement Plan, or "SERP," for some of our key employees, including the named executive officers. The executive officers are also eligible to participate in our Executive Savings Plan, which is a non-qualified deferred compensation plan intended to supplement the savings under TJX's 401(k) plan, or "Savings/Profit Sharing Plan" of selected key employees. Executive officers who are eligible for the SERP are not entitled to Company credits under the Executive Savings Plan. Benefits payable under the SERP are reduced by benefits received under the Retirement Plan, primary Social Security benefits, and benefits associated with Company contributions under the Savings/Profit Sharing Plan. The following table shows the estimated annual retirement benefit payable on a straight life annuity basis at normal retirement (age 65) for all employees eligible for SERP benefits.

| Average Annual Earnings(1) | Estimated Annual Retirement Benefits for Years of Service Indicated(2) | | |
	10 Years	15 Years	20 Years or More
$ 100,000	$25,000	$37,500	$50,000
150,000	37,500	56,250	75,000
200,000	50,000	75,000	100,000
300,000	75,000	112,500	150,000
400,000	100,000	150,000	200,000
500,000	125,000	187,500	250,000
600,000	150,000	225,000	300,000
800,000	200,000	300,000	400,000
1,000,000	250,000	375,000	500,000
1,200,000	300,000	450,000	600,000
1,400,000	350,000	525,000	700,000
1,600,000	400,000	600,000	800,000

(1) Average Annual Earnings includes salary and short-term bonuses and is based on the highest compensation during five of the last ten years of employment.

(2) As of January 26, 2002, the years of service for the following executive officers under SERP are as follows: Mr. English, 19 years; Mr. Barron, 22 years; Mr. Campbell, 28 years; Mr. Maich, 17 years; and Ms. Meyrowitz, 16 years.

Employment Agreements

Under Mr. English's employment agreement, he serves as President and Chief Executive Officer of TJX until the annual stockholder meeting in 2003. He has agreed to a two-year non-competition period following voluntary termination of employment. Under his agreement, Mr. English will receive a base salary of not less than $800,000 and will be entitled to annual awards under the Management Incentive Plan and Long Range Performance Incentive Plan as well as participation in stock option grants at a level of not less than 100,000 options annually. Under the agreement, Mr. English is fully vested in his accrued SERP benefit and will be entitled to participate in other executive benefit programs. If the employment period ends prior to the end of its term by reason of death, disability, incapacity, or termination by TJX other than for cause, or is terminated by Mr. English following some TJX actions, Mr. English would receive base salary and specified benefits for the balance of the contract period or for twelve months if longer, with any salary continuation after twelve months subject to reduction for other employment earnings. He would also be entitled to a prorated payment of outstanding Management Incentive Plan and Long Range Performance Incentive Plan awards. If Mr. English is not offered service in a capacity agreeable to him and on mutually satisfactory terms following the expiration of the agreement, he would be entitled to continuation of base salary and specified benefits for one year. In the event of a change of control, Mr. English would be entitled to receive his maximum Long Range Performance Incentive Plan award under any award cycles not yet completed, plus his target award and a prorated award for Management Incentive Plan for the year of the change of control. Also, Mr. English would no longer be subject to non-competition undertakings. In the event of a change of control followed by termination of employment resulting from a change of control termination, instead of the severance benefits described above, Mr. English would be entitled to a payment equal to two times salary plus the present value of SERP benefits. For up to two years following termination, TJX would also be obligated to provide continued benefits. We would also be obligated to pay all legal fees and expenses reasonably incurred by Mr. English in seeking enforcement of contractual rights following a change of control.

Mr. Barron, Mr. Campbell and Ms. Meyrowitz have employment agreements with TJX providing for employment through January 31, 2004. Under their respective agreements, Mr. Barron will receive a base salary of not less than $500,000, Mr. Campbell will receive a base salary of not less than $695,000, and Ms. Meyrowitz will receive a base salary of not less than $700,000. The agreements include a non-competition undertaking following voluntary termination of employment. In each case, the executive is entitled to participate in specified benefit programs, including the Management Incentive Plan and the Long Range Performance Incentive Plan. If employment terminates by reason of death, disability, incapacity or termination by TJX other than for cause, the executive will be entitled to continuation of base salary and health and similar benefits for defined periods, payment of some Management Incentive Plan and deferred compensation awards, and a portion of any Long Range Performance Incentive Plan target award. In the event of a change of control, the terms of the employment agreement or individual awards provide that the executive would vest in his or her options. (In Ms. Meyrowitz's case, most change of control benefits are provided pursuant to a separate agreement.) The executive would also no longer be subject to non-competition undertakings. If a change of control were followed by termination of employment resulting from a change of control termination, in lieu of the severance benefits described above, the executive would be entitled to receive a payment equal to two times base salary plus the present value of remaining SERP benefits. For up to two years following termination TJX would also be obligated to provide continued benefits. We would also be obligated to pay all legal fees and expenses reasonably incurred by the executive in seeking enforcement of contractual rights following a change of control. If change of control payments and benefits to any of Mr. Barron, Mr. Campbell, Mr. English, and Ms. Meyrowitz were sufficient to result in an excise tax under the so-called "golden parachute" provisions of the Code, we would be obligated to pay the executive a tax gross-up payment.

Trust Agreements

We have entered into trust agreements with institutional trustees providing for the payment out of the assets of the trusts of benefits accrued under such of our various benefit plans, employment agreements and other employment arrangements as we specify from time to time. To the extent not already irrevocable, the trusts would become irrevocable upon a change of control of TJX. We may make contributions to the trusts from time to time, and additional funding could be required upon a change of control. To the extent funded, the trusts are to be used, subject to their terms and to the claims of our general creditors in specified circumstances, to make payments under the terms of the benefit plans, employment agreements and other employment arrangements from time to time specified by us.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and officers indemnifying them against expenses, settlements, judgments and fines incurred in connection with any threatened, pending or completed action, suit, arbitration or proceeding, where the individual's involvement is by reason of the fact that he or she is or was a director or officer or served at our request as a director of another organization (except that indemnification is not provided against judgments and fines in a derivative suit unless permitted by Delaware law). An individual may not be indemnified if he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of TJX, except to the extent Delaware law shall permit broader contractual indemnification. The indemnification agreements provide procedures, presumptions and remedies designed to substantially strengthen the indemnity rights beyond those provided by TJX's Certificate of Incorporation and by Delaware law.


PERFORMANCE GRAPH


The line graph below compares the cumulative performance of TJX's common stock with the S&P Composite-500 Stock Index and the Dow Jones Apparel Retailers Index as of the date nearest the end of TJX's fiscal year for which index data is readily available for each year in the five-year period ending January 26, 2002. The graph assumes that $100 was invested on January 24, 1997 in each of TJX's common stock, the S&P Composite-500 Stock Index and the Dow Jones Apparel Retailers Index and that all dividends were reinvested.



SHAREHOLDER PROPOSAL 3

Some of our shareholders have submitted the proposal set forth below which will be voted upon at the meeting if properly presented by its proponents. We will furnish the names and addresses of the shareholders submitting the proposal to any shareholder requesting such information.

"WHEREAS, TJX Companies operates a wholly-owned subsidiary in Northern Ireland;

WHEREAS, the securing of a lasting peace in Northern Ireland encourages us to promote means for establishing justice and equality;

WHEREAS, employment discrimination in Northern Ireland has been cited by the International Commission of Jurists as one of the major causes of sectarian strife in that country;

WHEREAS, Dr. Sean MacBride, founder of Amnesty International and Nobel Peace Laureate, has proposed several equal opportunity employment principles to serve as guidelines for corporations in Northern Ireland. These include:

1. Increasing the representation of individuals from under-represented religious groups in the workforce, including managerial, supervisory, administrative, clerical and technical jobs.

2. Adequate security for the protection of minority employees both at the workplace and while traveling to and from work.

3. The banning of provocative religious or political emblems from the workplace.

4. All job openings should be publicly advertised and special recruitment efforts should be made to attract applicants from under-represented religious groups.

5. Layoff, recall, and termination procedures should not, in practice favor particular religious groupings.

6. The abolition of job reservations, apprenticeship restrictions, and differential employment criteria, which discriminate on the basis of religion or ethnic origin.

7. The development of training programs that will prepare substantial numbers of current minority employees for skilled jobs, including the expansion of existing programs and the creation of new programs to train, upgrade, and improve the skills of minority employees.

8. The establishment of procedures to assess, identify and actively recruit minority employees with potential for further advancement.

9. The appointment of a senior management staff member to oversee the company's affirmative action efforts and the setting up of timetables to carry out affirmative action principles.

RESOLVED, Shareholders request the Board of Directors to:

1. Make all possible lawful efforts to implement and/or increase activity on each of the nine MacBride Principles.

Supporting Statement

We believe that our company benefits by hiring from the widest available talent pool. An employee's ability to do the job should be the primary consideration in hiring and promotion decisions.

Implementation of the MacBride Principles by TJX Companies will demonstrate its concern for human rights and equality of opportunity in its international operations.

Please vote your proxy FOR these concerns."

Statement of the Board of Directors in Opposition to Shareholder Proposal No. 3

TJX strongly supports ongoing efforts to eliminate employment discrimination in Northern Ireland. While we agree that fair employment practices are important to restoring peace to Northern Ireland, we believe that adopting the MacBride Principles is unnecessary and potentially counterproductive for TJX.

We have a demonstrated record of concern for human rights and equality of opportunity throughout our company. Our policy and practice in Northern Ireland and worldwide are to provide equal opportunity employment in all locations without regard to race, color, religion, sex, national origin, citizenship status, age, disability or marital status. We make decisions regarding the hiring, promotion and termination of our employees based solely on experience and qualifications and without regard to religious or ethnic background. Similarly, our recruiting procedures are designed to provide equal opportunity.

We cooperate fully with ongoing legislative efforts to eliminate employment discrimination in Northern Ireland. Our operations in Northern Ireland are retail stores operated by our subsidiary T.K. Maxx. Our T.K. Maxx operations in Northern Ireland fully adhere to the standards of the Northern Ireland Fair Employment legislation, as updated by the Fair Employment and Treatment (Northern Ireland) Order of 1998. In addition, T.K. Maxx is registered with, and cooperates fully with, the Equality Commission for Northern Ireland, which oversees equal opportunity in employment.

We are concerned that adopting the MacBride Principles may undermine these ongoing legislative efforts to eliminate employment discrimination in Northern Ireland, as well as our own policies providing for equal opportunity. We also fear that the implementation of a potentially rigid set of principles may lead to divisiveness and unfairness among our employees in Northern Ireland. By adopting the MacBride Principles, we would become unnecessarily accountable to different sets of overlapping fair employment guidelines for Northern Ireland. These guidelines may conflict, making it difficult to determine what standard will best help us to run our business in Northern Ireland fairly.

The same proposal requesting the adoption of the MacBride Principles was submitted at the last three Annual Meetings of Shareholders. Your Board of Directors opposed the proposal each time, and each time it was soundly defeated. After re-examining the actions required by the proposal, your Board of Directors continues to believe that implementation of the MacBride Principles is burdensome, unnecessary and counterproductive and, as a result, is not in the best interests of TJX or its employees in Northern Ireland.

Your Board of Directors unanimously recommends a vote AGAINST approval of Shareholder Proposal 3.

SHAREHOLDER PROPOSAL 4

Some of our shareholders have submitted the proposal set forth below which will be voted upon at the meeting if properly presented by its proponents. We will furnish the names and addresses of the shareholders submitting the proposal to any shareholder requesting such information.

"Whereas: Consumers and shareholders continue to be seriously concerned about whether low wages and abusive working conditions exist in facilities where the products they buy are produced or assembled.

Three-quarters of U.S. consumers surveyed by Marymount University would avoid shopping at a retailer that they knew sold garments made in sweatshops. An overwhelming 86% of those surveyed would pay a 5% mark-up to ensure decent working conditions. ("The Consumer and Sweatshops," November 1999)

A growing number of students have called on their universities to adopt codes of conduct to make sure clothing sold in university stores is made under humane conditions. Students have pressed for a living wage, upholding the rights of women in the workplace, public disclosure of conditions in factories and transparency in reporting, and verification of compliance by organizations that are independent of companies. (Business Week, 5/3/99)

U.S.-based companies are importing more goods from countries where working conditions fall far below basic standards of fair and humane treatment. Our company purchases goods produced in countries like China where human rights abuses and unfair labor practices have been well documented. (U.S. State Department's "China Country Report on Human Rights Practices — 2000")

As a sign of good corporate citizenship, our company needs to support the right of workers to organize and bargain collectively in its own operations and its suppliers. Our company should demonstrate enforcement of its code by developing independent monitoring programs with local, respected religious, human rights and labor rights groups to ensure compliance with its vendor standards and assure consumers that products are not made under abusive labor conditions. Reports that overseas suppliers are exploiting workers may damage our company's reputation and generate a consumer backlash.

In an effort to improve the quality of life of workers who make its products, our company should implement ongoing wage adjustments, ensuring that workers have adequate purchasing power and a sustainable living wage. Since labor costs are so low, wage adjustments would add little to overall production costs while contributing to productivity. In addition, our company, rather than terminating contracts, needs to establish incentives to encourage its suppliers and vendors to raise labor standards.

Resolved: Shareholder request the Board of Directors to prepare a report at reasonable expense on its Vendor Standards and compliance mechanisms for its vendors, subcontractors and buying agents in the countries where it sources. A summary of the results should be reported to shareholders by October 2002.

Supporting Statement

To be effective, enforcement of company codes must be carefully monitored. The Gap, Inc. has participated in an independent monitoring process in Central America with respected religious and human rights and labor rights institutions for the past five years. Other companies have begun to develop independent monitoring programs in conjunction with local non-governmental organizations. Through the use of independent monitoring, consumers and investors can have greater confidence that the company's code of vendor conduct is enforced, protecting the company from negative publicity associated with the discovery of sweatshop practices."

Statement of the Board of Directors in Opposition to Shareholder Proposal No. 4

TJX is fully committed to operating our business in accordance with high standards of business ethics and applicable law. We believe we have performed responsibly and in a manner consistent with those standards. TJX strongly supports efforts to improve international human rights standards.

TJX is an off-price retailer principally of brand name products and therefore the vast majority of products sold in our stores is not produced specifically for us. We do not operate any foreign manufacturing facilities. For the small percentage of our merchandise that we source internationally, we maintain procedures designed to monitor compliance with our standards.

TJX continues to review and expand our procedures related to compliance of our international vendors on international human rights issues. Our vendors do business with us pursuant to purchase documents that require their compliance with applicable laws and industry standards. We have recently adopted a revised Vendor Code of Conduct that sets standards for the employment practices and working conditions of our suppliers. All suppliers are required to meet certain workplace standards in order to do business with TJX, including providing their workers with safe and healthy workplaces and complying with applicable laws relating to wages, benefits and working hours. No vendor may produce goods for TJX using child labor or forced labor. We require our international buying agents to visit factories at which we source goods to confirm that our policies are followed, and we have engaged the services of third party inspection companies to perform independent factory audits. We will not issue payment to a vendor unless the vendor certifies that no child labor or prison, forced or indentured labor was used in the production of merchandise made for us. If our vendors violate our standards, we take appropriate measures, up to and including termination of contracts.

Our Vendor Code of Conduct and related materials are posted on our corporate website. We believe that these materials further demonstrate our continued commitment to running our business with respect for human rights and basic fairness.

Your Board of Directors believes that Shareholder Proposal 4, if adopted, would only duplicate our existing efforts already underway. In addition, preparation of a formal report would require unnecessary expense and divert management from focusing on TJX's ongoing compliance efforts. We believe that, because TJX's ongoing expansion of our vendor standards addresses the concerns raised by the proposal, adopting the proposal would be duplicative and counterproductive.

Your Board of Directors unanimously recommends a vote AGAINST approval of Shareholder Proposal 4.

SHAREHOLDER PROPOSAL 5

Some of our shareholders have submitted the proposal set forth below which will be voted upon at the meeting if properly presented by its proponents. We will furnish the names and addresses of the shareholders submitting the proposal to any shareholder requesting such information.

"WHEREAS, reports of human rights abuses in the overseas subsidiaries and suppliers of some U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

WHEREAS, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

WHEREAS, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

WHEREAS, these standards incorporate the conventions of the United Nation's International Labor Organization (ILO) on workplace human rights which include the following principles:

1) All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98)

2) Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)

3) There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO Convention 100 and 111)

4) Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105)

5) There shall be no use of child labor. (ILO Convention 138), and,

WHEREAS, independent monitoring of corporate adherence to these standards is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that shareholders request that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards."

Statement of the Board of Directors in Opposition to Proposal No. 5

TJX is fully committed to operating our business in accordance with high standards of business ethics and applicable law. We believe we have performed responsibly and in a manner consistent with those standards. We strongly support efforts to improve international human rights standards.

TJX is an off-price retailer principally of brand name products and therefore the vast majority of products sold in our stores is not produced specifically for us. We do not operate any foreign manufacturing facilities. For the small percentage of our merchandise that we source internationally, we maintain procedures designed to monitor compliance with our standards.

TJX continues to review and expand our procedures related to compliance of our international vendors on international human rights issues. Our vendors do business with us pursuant to purchase documents that require their compliance with applicable laws and industry standards. We have recently adopted a revised Vendor Code of Conduct that sets standards related to the employment practices and working conditions of our suppliers. All suppliers are required to meet certain workplace standards in order to do business with TJX, including providing their workers with safe and healthy workplaces and complying with applicable laws relating to wages, benefits and working hours. No vendor may produce goods for TJX using child labor or forced labor. We will not issue payment to a vendor unless the vendor certifies that no child labor or prison, forced or indentured labor was used in the production of merchandise made for us. If our vendors violate our standards, we take appropriate measures, up to and including termination of contracts.

Our Vendor Code of Conduct addresses many of the core issues listed in the Proposal. However, in contrast to those core issues, the ILO Conventions set forth extensive and detailed initiatives and rules to be implemented by governmental entities, not companies. The ILO Conventions do not represent "human rights standards," but instead are international treaties to be adopted by governments through legislative action. In fact, the United States has adopted very few of the ILO Conventions.

In addition, your Board of Directors believes that the proposal is so broadly written that the management of any corporation would have substantial difficulty in implementing it. The Proposal appears to seek a Code of Vendor Conduct based on all 180 ILO Conventions, which together number over 1,250 pages. These broad conventions touch on many issues that have limited connection with TJX's business, contradict our existing policies, and may at times conflict with local law. As a result, we would be forced to devote substantial time and financial resources to reviewing the texts of the Conventions to develop the proposed code of conduct. Because these conventions were not designed for businesses, your Board of Directors believes that these expenditures would be counterproductive and substantially duplicative of our current efforts.

The Proposal also requests a program of independent monitoring of compliance with the proposed code of conduct. Our agreements with our international buying agents require them to visit factories at which we source goods to confirm that our policies are followed, and we have engaged the services of third party inspection companies to perform independent factory audits. Your Board of Directors believes the interests of TJX shareholders would be better served by continuing to focus on our existing initiatives without the introduction of the additional monitoring requested in the Proposal.

Your Board of Directors unanimously recommends a vote AGAINST approval of Shareholder Proposal 5.

INDEPENDENT AUDITORS

The Board of Directors has appointed PricewaterhouseCoopers LLP to examine TJX's financial statements for the fiscal year ending January 25, 2003. PricewaterhouseCoopers LLP has served as our auditors since 1962. We expect representatives of PricewaterhouseCoopers LLP to be present at the annual meeting. They will have an opportunity to make a statement at the annual meeting, if they so desire, and to respond to appropriate questions.

STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

A stockholder who intends to present a proposal at the 2003 Annual Meeting of Stockholders and who wishes the proposal to be included in the proxy materials for that meeting must submit the proposal in writing to us so that we receive it no later than December 27, 2002.

A stockholder who intends to present a proposal at the 2003 Annual Meeting of Stockholders but does not wish the proposal to be included in the proxy materials for that meeting must provide notice of the proposal to us not later than March 7, 2003. We reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements. Our by-laws describe the requirements for submitting proposals.

OTHER MATTERS

Management has no knowledge of any other matter that may come before the Annual Meeting and does not, itself, intend to present any such other matter. However, if any such other matters shall properly come before the meeting or any adjournment thereof, the persons named as proxies will have discretionary authority to vote the shares represented by the accompanying proxy in accordance with their own judgment.

We will bear the cost of solicitation of proxies. We have retained Morrow & Co., Inc. to assist in soliciting proxies by mail, telephone and personal interview for a fee of $7,500, plus expenses. Our officers and employees may also assist in soliciting proxies in those manners.